Filed by Quantum Fuel Systems Technologies Worldwide, Inc.

Commission File No. 0-49629

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Global Thermoelectric Inc.

QUANTUM to Acquire Global Thermoelectric Inc.

Irvine, California, April 9, 2003 – QUANTUM Fuel Systems Technologies Worldwide Inc., (Nasdaq: QTWW) today announced the signing of an agreement in which QUANTUM will acquire all of the outstanding shares of Global Thermoelectric Inc. (TSX: GLE). QUANTUM will purchase Global in a stock-for-stock exchange valued at approximately US$75 million. The combination of QUANTUM and Global will immediately create a more cost efficient, well capitalized and diversified company to address transportation, stationary power generation, and hydrogen refueling markets for QUANTUM’s OEM (mobile & stationary), aerospace, military, and other highly valued customers.

Upon closing, QUANTUM will integrate Global’s operations for the benefit of financial strength, operational efficiencies, and synergistic product development and commercialization. QUANTUM will continue to maintain operations in Alberta, Michigan, and California, with its headquarters located in California.

About Global:

-	Global Thermoelectric Inc., (www.globalte.com) develops, manufactures, and sells stationary power generation products. Global is a leader in the manufacturing and distribution of thermoelectric stationary power generators for use in remote locations with premium power requirements that include natural gas pipeline and gas well cathodic protection, data acquisition and monitoring equipment, and telecommunication applications.
-	Global has established worldwide distribution channels in 47 countries for its stationary power generation products over a 25-year period.
-	Global is also a world leader in the development of solid oxide fuel cells for remote, commercial, and residential applications. The technology is well into the development/prototyping phase and testing has demonstrated positive performance results that can be applied to combined heat and power applications. The technology attracted an investment in Global by a major North American energy transportation and distribution company.

“We believe that combining Global with QUANTUM will make QUANTUM a stronger company with expanded markets, greater technical resources, diversification, cost efficiencies, and a formidable engineering team, extending QUANTUM’s leadership position in the energy technology industry,” said Alan P. Niedzwiecki, QUANTUM’s President and Chief Executive Officer. “QUANTUM’s expanded product range and enhanced ability to provide complete solutions in mobile, stationary, and hydrogen refueling infrastructure systems will provide a benefit to our customers and alliance partners. Following the combination, we also believe QUANTUM will have a more diversified revenue stream and a stronger balance sheet. Additionally, we believe that QUANTUM, working together with its strategic partners, including General Motors, will be well positioned to accelerate commercialization and achieve profitability.”

Transaction summary:

Under the terms of the definitive combination agreement, Global common shareholders will receive between 0.835 and 1.020 shares of QUANTUM stock for each share of Global common stock outstanding. The transaction exchange ratio will be determined by dividing the 20-day volume weighted average QUANTUM stock price ending 3 days prior to the Global shareholder meeting into U.S.$2.6284. Global common shareholders will own between 52% and 57% of the pro forma QUANTUM common shares outstanding immediately following completion of the transaction. QUANTUM will maintain its listing on the Nasdaq National Market and will maintain Global as a Canadian subsidiary. Global’s outstanding preferred shares will remain in this subsidiary.

The transaction will be submitted to the shareholders of both companies for approval. The transaction is also subject to requisite approvals and other customary closing conditions, and is expected to close in the 3rd quarter of calendar year 2003.

Alan Niedzwiecki and Brian Olson, QUANTUM’s current President and Chief Executive Officer, and Chief Financial Officer, respectively, will lead the company in their respective roles. Upon closing, the QUANTUM Board of Directors will remain the same with Global nominating two additional members to be approved by QUANTUM’s Board.

Adams, Harkness and Hill, Inc. acted as QUANTUM’s financial advisor and will deliver a fairness opinion in this matter.

Conference Call:

QUANTUM will host a conference call Wednesday, April 9, 2003, at 11:00 a.m. PDT to discuss the transaction. Access to the call may be obtained by calling (785) 832-1077. Please call in five to ten minutes prior to the call. This conference call will be available via replay until April 16, 2003, 11:59 p.m. PDT. You can reach the replay by dialing

(888) 566-0849. If you are having difficulties, please call Melinda Campbell at (949) 399-4536.

Benefits of the Transaction:

QUANTUM believes the combination may have the following potential benefits:

•	Greater financial strength with growing revenue streams, better liquidity, reduced cash burn, and stronger capitalization that will provide for sustainable growth, stability, and a solid financial foundation.

•	Expanded range of products with access to broader, yet related markets in transportation, stationary power generation, and infrastructure. The companies’ complementary distribution channels, strategic alliances, and customer bases create the opportunity to leverage current technologies and product portfolios into each other’s current markets and provides for the advancement and distribution of next-generation technologies in these key markets.

•	Consolidated and simplified operations including leveraging of research and development efforts, realizing manufacturing efficiencies, coordinating product development and commercialization efforts, and reducing overall general and administrative expenses.

•	Enhanced ability to secure government and customer funding through the combination and integration of leading technologies and technical capabilities.

•	Expanded technology profile and product portfolio as an energy systems solution provider, leading to broader customer awareness, industry leadership, branding, and distribution opportunities.

About QUANTUM:

QUANTUM’s business focuses on three main areas: Transportation, Stationary Power, and Refueling Infrastructure. QUANTUM designs, manufactures, and supplies components and integrated fuel systems to original equipment manufacturers for use in alternative fuel vehicles, fuel cell applications, and hydrogen refueling systems. These fuel cell applications include transportation and industrial vehicles, and stationary and portable power generation. QUANTUM’s advanced fuel systems comprise the fuel storage, fuel metering, control, and injection of gaseous fuels to improve efficiency, enhance power output, and optimize emissions from fuel cell applications and internal combustion engines that operate on natural gas, propane, or hydrogen. QUANTUM’s customer base includes General Motors, Toyota, Opel, Hyundai, Suzuki, Ford, Sunline, Yamaha, and AeroVironment. QUANTUM is a member of the GM fuel cell alliance of fuel cell commercialization companies. More information about QUANTUM can be found on its website at www.qtww.com.

Forward-looking statements:

Statements in this document regarding the proposed transaction between QUANTUM and Global, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for QUANTUM, and any other statements about the future expectations, beliefs, goals, plans, or prospects expressed by the management of either QUANTUM or Global constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability of the parties to consummate the transaction, the ability of parties to obtain all requisite approvals, the ability of the parties to successfully integrate QUANTUM’s and Global’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors and risks described in QUANTUM’s Form 10, S-1, Form 10-K, and other documents filed with the Securities and Exchange Commission by QUANTUM.

Forward-looking statements are based on the beliefs, opinions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions, expectations, or other circumstances should change.

The foregoing may be deemed to be offering materials of Quantum Fuel Systems Technologies Worldwide, Inc. in connection with Quantum’s proposed acquisition of the outstanding common shares of Global Thermoelectric Inc. on the terms and subject to the conditions in the Combination Agreement, dated as of April 8, 2003, between Quantum and Global. The Combination Agreement was filed by Quantum under cover of Form 8-K today and is incorporated by reference into this filing.

STOCKHOLDERS OF QUANTUM AND GLOBAL AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTUM, GLOBAL, THE TRANSACTION, THE PERSONS SOLICITING PROXIES IN THE TRANSACTION AND THEIR INTERESTS IN THE TRANSACTION AND RELATED MATTERS.

After it is filed with the SEC, the joint proxy statement will be available for free, both on the SEC’s web site (http://www.sec.gov) and from Quantum by directing a written or oral request for copies to Cathy Johnston, Quantum Fuel Systems Technologies Worldwide, Inc., 17872 Cartwright Road, Irvine CA, 92614, telephone: (949) 399-4500.

In addition to the proposed registration statement and joint proxy statement, Quantum files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Quantum at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Quantum’s filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC’s web site at http://www.sec.gov.

For further information, please contact:

QUANTUM:

Dale Rasmussen	Andy Abele	Cathy Johnston
Investor Relations	Director of Business Development	Director of Communications
+1-206-315-8242	+1-949-399-4527	and Corporate Support
drasmussen@qtww.com	aabele@qtww.com	+1-949-399-4548
cjohnston@qtww.com

©2003 QUANTUM Fuel Systems Technologies Worldwide, Inc.